UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number: 001-11294

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNUM GROUP 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unum Group
1 Fountain Square
Chattanooga, Tennessee 37402

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Unum Group 401(k) Retirement Plan
Years Ended December 31, 2015 and 2014
With Report of Independent Registered Public Accounting Firm

Unum Group 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee
Unum Group 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Unum Group 401(k) Retirement Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Unum Group 401(k) Retirement Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Unum Group 401(k) Retirement Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee
June 27, 2016

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Unum Group 401(k) Retirement Plan

	December 31
	2015	2014
Assets
Investments, at Fair Value	$1,202,058,800	$1,181,195,479

Receivables:
Employer Contributions	794,534	951,025
Notes Receivable from Participants	18,813,332	18,490,344

Total Assets Reflecting Investments at Fair Value	1,221,666,666	1,200,636,848

Adjustment from Fair Value to Contract Value for Investment in Collective Trust	(805,823)	(1,674,325)

Net Assets Available for Benefits	$1,220,860,843	$1,198,962,523

See notes to financial statements.1    A

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Unum Group 401(k) Retirement Plan

	Year Ended December 31
	2015	2014
Contributions
Participants	$49,988,658	$50,234,694
Employer	65,848,181	65,501,681
Total	115,836,839	115,736,375

Investment Income	48,595,364	51,099,571
Interest Income on Notes Receivable from Participants	713,101	708,611
Net Appreciation (Depreciation) in Fair Value of Investments	(38,866,811)	17,402,882
Distributions to Participants	(103,412,913)	(83,313,733)
Administrative Fees	(967,260)	(892,525)
Increase in Net Assets	21,898,320	100,741,181

Net Assets Available for Benefits
Beginning of Year	1,198,962,523	1,098,221,342
End of Year	$1,220,860,843	$1,198,962,523

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Unum Group 401(k) Retirement Plan
December 31, 2015

Note 1 - Description of the Plan

The following description of the Unum Group 401(k) Retirement Plan (the Plan) provides general information. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers all U.S. employees of Unum Group and its U.S. subsidiaries (the Company). The Plan sponsor is the Company, which is responsible for overseeing the administration and operation of the Company's qualified benefit plans. Fidelity Management Trust Company (Fidelity) is the trustee and serves as a recordkeeper to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The purpose of the Plan is to provide covered employees a qualified plan that meets the requirements of sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code). Employees of the Company are eligible to participate in the Plan if they are regularly scheduled to work more than nineteen hours per week or once they have completed 1,000 hours of service in a 12 consecutive month period. Participants become eligible for the Company's contributions after the completion of 1,000 hours in a 12 consecutive month period.

Contributions

Dependent upon the employee's annual earnings, eligible employees may elect to contribute 1 percent to 50 percent of their annual compensation, including any performance-based and sales-based incentive compensation, on a pre-tax basis. When an eligible employee is hired or rehired, the employee is automatically enrolled in the Plan and 3 percent of the employee's annual compensation is deferred if an affirmative election is not made within 45 days of the hire or rehire date. Employees retain the right to change or cease contributions at any time.

The Company matches 100 percent of participant contributions up to 5.0 percent of base salary and any recognized sales and performance-based incentive compensation for employee contributions into the Plan. The Company also makes non-elective contributions of 4.5 percent of earnings for all eligible employees. Eligible employees who met certain age and years of service criteria as of December 31, 2013 receive an additional Company contribution of 3.5 percent of their earnings plus 3.5 percent of earnings in excess of $70,000. These additional contributions will continue until December 31, 2020, provided the employees are still employed by the Company on that date.

Contributions are limited to the maximum amount allowable under the Code, which was $18,000 in 2015 and $17,500 in 2014 and an additional $6,000 in 2015 and $5,500 in 2014 for participants age 50 or older who could elect a catch-up contribution.

Participant Accounts

Each participant's account is credited or charged with the participant's contributions and the Company's matching contributions, investment earnings, market value adjustments, and administrative fees, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

The Company and participant contributions plus actual earnings and market value adjustments thereon are immediately 100 percent vested at the date of contribution.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2015

Note 1 - Description of the Plan - Continued

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Only one loan is permitted to be outstanding at any time. All loans must be repaid within five years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate in effect as of the first business day of the month the loan is issued or made, as provided by Reuters, plus 1 percent. Principal and interest are paid ratably through payroll deductions. If a participant terminates employment or takes a leave of absence, they may continue to make loan payments directly to Fidelity. If the loan is not repaid according to terms, it will be treated as a distribution to the participant.

Distributions to Participants

Participants or their beneficiaries may receive lump-sum distributions upon financial hardship, termination of employment, retirement, disability, or death. In addition, participants who reach age 59 1/2 may take an in-service distribution from their account based on Plan guidelines. If the Company is unable to make a distribution otherwise required by the Plan because the Company is unable to find a participant (or beneficiary, in the event of the participant's death), the benefit may be forfeited, as permitted under applicable law. If, however, the participant or beneficiary subsequently make a claim for the forfeited benefit, the Plan will restore the benefit to the participant or beneficiary within a reasonable time. Unallocated forfeited balances as of December 31, 2015 and 2014 were $4,234 and $4,964, respectively.

Administrative Expenses

Costs of investment administration, including record-keeping and transfer fees, for the years ended December 31, 2015 and 2014 were paid by the Plan. Other administrative expenses, including accounting and auditing fees, were paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100 percent vested in their accounts.

Rescission Offer

During the first quarter of 2015, the Company determined that the number of shares of Unum Group common stock issued under the Plan had exceeded the number of shares registered under the registration statement covering the Plan. Under applicable federal securities laws, plan participants who purchased units that included unregistered shares may have a right to rescind their purchases and require the Company to repurchase their units for an amount equal to the price paid for the units (or, if the units have been sold, to receive damages for any loss that was incurred on the sale), plus interest. Generally, the federal statute of limitations applicable to securities rescission rights is one year from the date of acquisition of the security but in no event later than three years after the security was bona fide offered to the public.

As a result of this determination, on April 28, 2015, the Company filed a new registration statement on Form S-8 to register an additional 3,000,000 shares of common stock and related interests in the Plan for offer to plan participants. In addition, the Company commenced a voluntary rescission offer to eligible plan participants who acquired an interest in the 722,412 unregistered shares that were issued between April 29, 2014 and April 28, 2015. Following the expiration of the rescission offer, pursuant to its terms, there was no repurchase of common stock and a de minimus amount paid to plan participants who elected to receive damages for loss incurred on the sale.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2015

Note 2 - Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). In connection with our preparation of the financial statements, management of Unum Group evaluated events that occurred subsequent to December 31, 2015, for recognition or disclosure in the financial statements and notes to the financial statements. See Note 9.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of mutual funds and common stock are valued at quoted market prices in an active market.

Although fully benefit-responsive investment contracts are reported at fair value, the contract value is the relevant measurement attribute for that portion of the net assets available for benefits because the contract value represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, which is the Fidelity Managed Income Portfolio II Class 4 Fund (MIP). The statements of net assets available for benefits present the fair value of the MIP and the adjustment from fair value to contract value. The contract value of participation units owned in the collective trust fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

The notes receivable from participants represents participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Company deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Distributions

Distributions to participants are recorded when paid.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2015

Note 2 - Significant Accounting Policies - Continued

Accounting Updates Outstanding:

Accounting Standards Codification (ASC)	Description	Date of Adoption	Effect on Financial Statements

ASC 820 "Fair Value Measurement"
This update eliminates the requirement to categorize within the fair value hierarchy table investments whose fair value is measured at net asset value using the practical expedient. Instead, entities are required to disclose the fair value of these investments so that financial statement users can reconcile amounts reported in the fair value hierarchy table to the amounts reported on the Plan's net assets available for benefits. The guidance is to be applied retrospectively.
		January 1, 2016	The adoption of this update will modify certain disclosures, but will have no effect on the Plan's net assets available for benefits or the changes therein.

ASC 962 "Defined Contribution Pension Plans"
This update modifies and eliminates various investment disclosures in addition to requiring fully benefit-responsive investment contracts to be measured at contract value. Furthermore the update eliminates the requirement to reconcile contract value to fair value, when these measures differ, on the face of the statement of net assets available for benefits. The guidance is to be applied retrospectively.
		January 1, 2016	The adoption of this update will modify certain disclosures, but will have no effect on the Plan's net assets available for benefits or the changes therein.

Note 3 - Fair Value Measurements

Certain assets are reported at fair value in the statements of net assets available for benefits and in the notes to financial statements. The Company defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Fair value represents an exit price, not an entry price. The exit price objective applies regardless of the intent and/or ability to sell the asset at the measurement date. Assets with readily available actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and less judgment utilized in measuring fair value. When actively quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets, or other observable inputs. If observable inputs are not available, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine fair value. The Company categorizes the assets measured at estimated fair value into a three-level hierarchy, based on the significance of the inputs. The fair value hierarchy gives the highest priority to inputs which are unadjusted and represent quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3).

The Company uses the following methods and assumptions in estimating the fair values of the Plan's financial instruments:

Mutual Funds: Fair values equal the net asset values (NAV) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified as Level 1.

Collective Investment Trust (MIP): The MIP is a stable value common collective trust that seeks the preservation of capital as well as a competitive level of income over time. To achieve this objective, the trust invests in money market funds, various debt and fixed income securities, and wrap contracts. Fair values of the money market funds and various debt and fixed income securities are determined by the trustees of the MIP, using a combination of readily available and most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, security cash flows and structure, the value of underlying assets, and other observable valuation inputs as applicable. Fair values of the wrap contracts are determined by the trustees of the MIP using a

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2015

Note 3 - Fair Value Measurements - Continued

discounted cash flow model that incorporates market data and recent fee bids as determined by recognized dealers. There are no unfunded commitments or redemption restrictions associated with this trust and the fair value measurements utilized are classified as Level 2.

Common Stock: Fair values equal the unadjusted quoted prices reported on the active market on which the individual securities are traded and are classified as Level 1.

Interest Bearing Cash: Interest bearing cash includes cash on hand and bank deposits such as money market accounts and certificates of deposit. Due to the short-term nature of the instruments, the stated values approximate fair value and are classified as Level 1.

The categorization of the fair value measurements of the Plan's invested assets, by input level, is as follows:

	December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Invested Assets
Mutual Funds:
Large Cap	$405,696,099	$—	$—	$405,696,099
Mid Cap	140,323,274	—	—	140,323,274
Small Cap	20,705,063	—	—	20,705,063
International	158,962,682	—	—	158,962,682
Blended	172,957,139	—	—	172,957,139
Income	149,173,311	—	—	149,173,311
Collective Investment Trust	—	113,046,591	—	113,046,591
Common Stock:
Unum Group	40,328,771	—	—	40,328,771
Interest Bearing Cash	865,870	—	—	865,870
Total	$1,089,012,209	$113,046,591	$—	$1,202,058,800

	December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Invested Assets
Mutual Funds:
Large Cap	$406,779,362	$—	$—	$406,779,362
Mid Cap	153,178,470	—	—	153,178,470
Small Cap	22,984,761	—	—	22,984,761
International	148,421,102	—	—	148,421,102
Blended	148,827,478	—	—	148,827,478
Income	142,310,979	—	—	142,310,979
Collective Investment Trust	—	116,333,157	—	116,333,157
Common Stock:
Unum Group	41,808,982	—	—	41,808,982
Interest Bearing Cash	551,188	—	—	551,188
Total	$1,064,862,322	$116,333,157	$—	$1,181,195,479

There were no transfers between Level 1 and Level 2 assets during 2015 and 2014.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2015

Note 4 - Investments

The Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2015	2014
Common Stock	$(1,517,115)	$47,582
Mutual Funds	(37,349,696)	17,355,300
Total	$(38,866,811)	$17,402,882

Investments that represent 5 percent or more of the Plan's net assets available for benefits are as follows:

	December 31
	2015	2014
Fidelity Contrafund Class K	$196,843,729	$195,786,866
MIP*	113,046,591	116,333,157
PIMCO Total Return Fund Institutional Class	72,198,133	78,042,106
Spartan 500 Index Fund Fidelity Advantage Institutional Class	208,852,370	**
Spartan 500 Index Fund Institutional Class	**	210,992,496
Spartan Extended Market Index Fund Fidelity Advantage Class	80,457,479	65,020,386
Spartan International Index Fund Institutional Class	93,002,622	85,563,130
Vanguard Total Bond Market Index Fund Institutional Shares	76,975,178	64,268,873

* The MIP is shown at fair value. The contract value was $112,240,768 and $114,658,832 at December 31, 2015 and 2014, respectively.
** Investment was not held at the respective year-end.

Note 5 - Related Party Transactions

Effective January 1, 2016, the Plan no longer allows participants the option of investing their contributions in the Unum Group Unitized Stock Fund, which consists principally of Unum Group common stock. Although the Unum Group Unitized Stock Fund is closed to new investment, participants may still hold their existing investments. Dividends paid on the Unum Group common shares held by the Plan were $843,917 and $808,753 for the years ended December 31, 2015 and 2014, respectively. The Plan also holds shares of mutual funds managed by Fidelity, which is a party-in-interest to the Plan.

Note 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 7 - Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated September 28, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Code. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2015

Note 7 - Tax Status - Continued

penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2012.

Note 8 - Reconciliation between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2015	2014
Net assets available for benefits per the financial statements	$1,220,860,843	$1,198,962,523
Adjustment to report collective trust fund at fair value	805,823	1,674,325
Net assets available for benefits per the Form 5500	$1,221,666,666	$1,200,636,848

The following is a reconciliation of changes in net assets available for benefits per the financial statements to net increase per the Form 5500:

Year Ended December 31
2015
Increase in net assets per the financial statements	$21,898,320
Adjustment to report collective trust fund at fair value at December 31, 2015	805,823
Adjustment to report collective trust fund at fair value at December 31, 2014	(1,674,325)
Net increase per the Form 5500	$21,029,818

The adjustment to report the collective trust fund at fair value represents the difference between the contract value of the MIP as included in the statements of changes in net assets available for benefits and the fair value of the MIP as reported in the Form 5500.

Note 9 - Subsequent Events

The Company has entered into a definitive agreement to acquire H&J Capital, LLC, parent of Starmount Life Insurance Company and AlwaysCare Benefits (collectively referred to as Starmount). Employees of Starmount will be added to the Plan on the effective date of the acquisition and will be eligible to participate based on the length of service with Starmount. The transaction is expected to close by the end of the third quarter of 2016, subject to customary approvals and closing conditions. The impact of this definitive agreement is not expected be material to the Plan's net assets available for benefits or the changes therein.

Unum Group 401(k) Retirement Plan

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2015

	(b)			(e)
	Identity of Issue, Borrower,	(c)	(d)	Current
(a)	Lessor or Similar Party	Description of Investment	Cost	Value
	Mutual Funds:
	Baron Capital Group	Baron Growth Fund Institutional Shares	**	$16,855,120
	Blackrock Institutional Trust Company	BTC Strategic Completion Non-Lendable Fund M	**	9,955,598
*	Fidelity	Fidelity Puritan Fund Class K	**	38,642,151
*	Fidelity	Fidelity Contrafund Class K	**	196,843,729
	PIMCO	PIMCO Total Return Fund Institutional Class	**	72,198,133
*	Fidelity	Spartan Extended Market Index Fund Fidelity Advantage Class	**	80,457,478
*	Fidelity	Spartan International Index Fund Institutional Class	**	93,002,622
*	Fidelity	Spartan 500 Index Fund Fidelity Advantage Institutional Class	**	208,852,370
	T. Rowe Price	T. Rowe Price Mid-Cap Value Fund	**	33,055,078
	American Funds	American Funds New Perspective Fund Class R5	**	29,014,879
	American Beacon	American Beacon Small Cap Value Fund Institutional Class	**	20,705,063
	MFS	MFS Institutional International Equity Fund	**	36,945,181
	Vanguard	Vanguard Total Bond Market Index Fund Institutional Shares	**	76,975,178
	Vanguard	Vanguard Target Retirement Income Fund Investor Shares	**	3,811,965
	Vanguard	Vanguard Target Retirement 2010 Fund Investor Shares	**	1,946,539
	Vanguard	Vanguard Target Retirement 2015 Fund Investor Shares	**	8,651,171
	Vanguard	Vanguard Target Retirement 2020 Fund Investor Shares	**	21,143,901
	Vanguard	Vanguard Target Retirement 2025 Fund Investor Shares	**	17,803,189
	Vanguard	Vanguard Target Retirement 2030 Fund Investor Shares	**	18,973,056
	Vanguard	Vanguard Target Retirement 2035 Fund Investor Shares	**	15,688,171
	Vanguard	Vanguard Target Retirement 2040 Fund Investor Shares	**	18,295,154
	Vanguard	Vanguard Target Retirement 2045 Fund Investor Shares	**	9,429,867
	Vanguard	Vanguard Target Retirement 2050 Fund Investor Shares	**	13,133,926
	Vanguard	Vanguard Target Retirement 2055 Fund Investor Shares	**	4,522,079
	Vanguard	Vanguard Target Retirement 2060 Fund Investor Shares	**	915,970
	Total Mutual Funds			1,047,817,568

	Common Stock:
*	Unum Group	Unum Group Unitized Stock Fund	**	40,328,771

*	Fidelity	MIP	**	113,046,591

*	Fidelity	Interest Bearing Cash	**	865,870

*	Notes Receivable from Participants	Interest rates range from 4.25% to 8.25% with maturity dates through January 11, 2021	**	18,813,332
				$1,220,872,132

*	Indicates a party-in-interest to the Plan.
**	Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNUM GROUP 401(k) RETIREMENT PLAN
Date:	June 27, 2016	/s/ Stephen J. Mitchell
Stephen J. Mitchell Chairman, 401(k) Benefit Finance Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
EXHIBITS
TO
FORM 11-K
UNUM GROUP 401(k) RETIREMENT PLAN

INDEX OF EXHIBITS

TITLE	EXHIBIT
Consent of Independent Registered Public Accounting Firm	23